Exhibit (a)(5)

C&D Technologies, Inc. Acquired by an affiliate of Angelo, Gordon & Co.

BLUE BELL, Pa., January 13, 2012 /PRNewswire/ -- C&D Technologies, Inc. (OTC: CHHP) today announced that effective on January 13, 2012 and pursuant to the previously announced Agreement and Plan of Merger, dated as of October 3, 2011, by and among C&D and certain affiliates of Angelo, Gordon & Co., Angel Acquisition Corp. was merged with and into C&D, with C&D continuing as the surviving corporation.  As a result of the merger, each share of C&D common stock not owned by Angelo, Gordon & Co. or its affiliates was cancelled and automatically converted into the right to receive $9.75 in cash and C&D is now wholly owned by affiliates of Angelo, Gordon & Co.  C&D’s common stock will no longer be publicly traded on the over the counter market.

About C&D Technologies, Inc.

C&D is a leading manufacturer, marketer and distributor of electrical power storage systems for the standby power storage market. C&D primarily manufactures and markets integrated reserve power systems and components for the standby power market, which includes telecommunications, uninterruptible power supply cable services and utilities and renewable energies. Integrated reserve power systems monitor and regulate electric power flow and provide backup power in the event of a primary power loss or interruption. C&D also produces the individual components of these systems including reserve batteries, power rectifiers, system monitors, power boards and chargers. Major applications of these products include wireless and wireline telephone infrastructure, cable television signal powering, corporate data center powering, computer network backup for use during power outages and renewable energy integration. C&D markets its products through independent manufacturer’s representatives, national and global distributors, specialty resellers and its own sales personnel to end users and original equipment manufacturers.

CONTACT: Ian Harvie, C&D Technologies, Inc., +1-215-619-7835, iharvie@cdtechno.com